UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING



[X]  Form 10-K or Form 10-KSB   [ ]  Form 20-F   [ ]  Form 11-K
[ ]  Form 10-Q or Form 10-QSB   [ ]  Form N-SAR

         For Period Ended: January 31, 2001

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I  -  Registrant Information

AuctionAnything.com, Inc.
Formerly The Lawton-York Corporation
35 West Pine Street, Suite 227
Orlando, Florida  32801
(407) 481-2140


PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

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         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form-10KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                  The Registrant's Annual Report on Form 10-KSB for the fiscal year ended January 31, 2001 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense.


Part IV  -  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                  Martin M. Meads                    407-481-2140

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X]  Yes                [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  [X]  Yes                [ ]  No


                  The Registrant anticipates that it will incur a year-end net loss of approximately $450,000 for the year ended January 31, 2001, compared to a net loss of approximately $730,000 for the year ended January 31, 2000. The decrease in net loss is attributable to higher gross margins and reduced operating expenses. Furthermore, the Registrant expects to report that its total current assets were approximately $20,000 as of January 31, 2001, compared to approximately $230,000 as of January 31, 2000. The decrease in total current assets is attributable to continuing losses through the February 1, 2000 to January 31, 2001 fiscal year.


                            AUCTIONANYTHING.COM, INC.
                   -------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    April 30, 2001                     By: /s/ MARTIN M. MEADS
                                            ------------------------------
                                            Martin M. Meads,
                                            CEO and Chief Accounting Officer